Exhibit 99.1

China Nepstar Chain Drugstore Announces $5 Million Share Repurchase Program

SHENZHEN, China, December 30, 2014 -- China Nepstar Chain Drugstore Ltd. (NYSE: NPD) ("Nepstar" or the "Company"), a leading retail drugstore chain in China based on the number of directly operated stores, today announced that the Company’s Board of Directors has authorized a share repurchase program (the “Share Repurchase Program”). Under the terms of the Share Repurchase Program, the Company may repurchase up to $5 million worth of its issued and outstanding American Depositary Shares ("ADSs") from time to time over the next 12 months.

The repurchases will be made on the open market at prevailing market prices or in block trades pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, subject to restrictions relating to volume, price and timing, as well as in privately negotiated transactions or through other means as determined by the Company’s management. The timing and extent of any repurchases will depend upon market conditions, the trading price of the ADSs, the nature of other investment opportunities presented to the Company, the Company’s cash flows and expected cash flows, general economic conditions, regulatory requirements and other factors.

“We are committed to enhancing shareholder value,” commented Mr. Fuxiang Zhang, Nepstar's Chief Executive Officer, “and we believe that given the operational improvements and sales momentum that we gained in the past year, our current share price is undervalued. We are confident in our long-term growth prospects and believe that a share repurchase program will benefit our shareholders.”

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is a leading retail drugstore chain in China. As of September 30, 2014, the Company had 2,048 directly operated stores across 77 cities, one headquarter distribution center and 16 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmaceutical products and services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar's strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Zixin Shao
Chief Financial Officer

China Nepstar Chain Drugstore Ltd.
Tel: +86-755-2641-4065
Email: ir@nepstar.cn

Mr. Shiwei Yin
Investor Relations

Grayling
Tel: +1-646-284-9474
Email: npd@grayling.com